Exhibit 12.2

Exelon Generation Company, LLC

Ratio of Earnings to Fixed Charges

	Years Ended December 31,
	2008	2009	2010	2011	2012
Pre-tax income from continuing operations	3,388	3,555	3,150	2,827	1,058
Plus: Loss from equity investees	1	3	—	1	91
Less: Capitalized interest	(33)	(49)	(38)	(49)	(67)

Pre-tax income from continuing operations after adjustment for income or loss from equity investees and capitalized interest	3,356	3,509	3,112	2,779	1,082
Fixed Charges:
Interest expensed and capitalized, amortization of debt discount and premium on all indebtedness	170	162	191	219	402
Interest component of rental expense (a)	272	212	222	220	291

Total fixed charges	442	374	413	439	693
Pre-tax income from continuing operations after adjustment for income or loss from equity investees and capitalized interest plus fixed charges	3,798	3,883	3,525	3,218	1,775
Ratio of earnings to fixed charges	8.6	10.4	8.5	7.3	2.6

(a)	Represents one-third of rental expense relating to operating leases, which is a reasonable approximation of the interest factor.